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                          April 5, 2023

       Martha Manning, Esq.
       General Counsel
       Marinus Pharmaceuticals, Inc.
       5 Radnor Corporate Center, Suite 500
       100 Matsonford Rd
       Radnor, Pennsylvania 19087

                                                        Re: Marinus
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 31,
2023
                                                            File No. 333-271041

       Dear Martha Manning:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Stephen M. Nicolai,
Esq.